UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Express Germany wins European Award for Business Excellence, 8 November 2006

8 November 2006

TNT Express Germany wins European Award for Business Excellence

TNT Express Germany has won this year's European Business Award together with the BMW Group. The European Business Award is one of the most prestigious economy prizes in Europe. Donald Pilz, chairman of the board of directors, received the award at the Forum of the European Foundation for Quality Management in Budapest on Tuesday evening. In addition to TNT Express Germany, three other TNT business units made it into the short listed 27 finalists - TNT International (Europe), TNT Express Greece and TNT Express Estonia.

Winning the EFQM Excellence Award is a milestone in TNT Express Germany's company history. Host Andreas Sugar presented the important prize to Donald Pilz at the Palace of the Arts in Budapest on the evening of November 7th. In his speech Pilz stressed that "It was only possible to win this award because everyone at TNT Express lives and breathes business excellence each and every day." TNT Express succeeded over 27 other companies which made it to the final. These included reputable names such as E.ON, FIAT, Philips, General Motors and T-Systems.

"The judges discovered that we most definitely incorporate those values which determine the EFQM Model for Business Excellence: consistent and proven orientation towards employees, clients, the ecological and social aspects of our society - and company results", Pilz continued.

TNT is an express service provider acting on a global scale and has targeted its integrated management system internationally in accordance with the Excellence Model of the EFQM since 1999. This EFQM Excellence Model is a recognised management tool both in Europe and in many parts of the world. Based on orientation towards both clients and employees and including consideration of social and environmental issues (sustainability), this business model has a definite comprehensive approach and also demands a positive trend in company results.

Many of Europe's top companies now integrate this Business Excellence tool. "It is, quite simply, the commitment that every part of the company and every single TNT employees have their very own individual role to play in contributing to the overall goals. This also includes constant commitment to further improvement", Donald Pilz explained. The European Foundation for Quality Management (EFQM) assessors - all experienced Business Excellence experts from top companies throughout Europe - recognised these qualities at TNT Germany. The audit report reads: "The combination of exceptionally strong employee orientation and the client friendly attitude of all staff as well as the very demanding results focus has created a very special company."

Donald Pilz gives the employees in Germany full credit for this praise: "Of course, clear strategies and good processes are vital - but it is the people that make the difference. We have managed to instill passion both into staff and into management - Business Excellence has become an inherent part of the DNA of our company."

The EFQM Excellence Award counts as Europe's most important prize for Business Excellence and represents the highest category amongst dozens of regional and national quality prizes. The German equivalent to the EFQM Award is the Ludwig Erhard Prize, won by TNT Express Germany in 2003 as the first transport and Logistics service provider.

"Winning the EFQM Award will further cement the perception of the TNT brand with our stakeholders", Donald Pilz commented. "As such, our strategies, structures and processes provide a solid foundation for the consistent assurance and expansion of our business success." The fact that the EFQM Model for Excellence measures this success in more than one dimension makes TNT`s triumph so rewarding for Pilz. "Naturally, the company's results and the increase in shareholder value are important, both for us and for the EFQM assessors. However, this material value increase can only be maintained by adhering to certain values in the future: employee orientation, client orientation and our responsibility within society, both socially and ecologically."

1. TNT Express is one of the world's leading business to business express delivery companies. The company delivers 3.5 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 19,000 road vehicles and 43 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

2. TNT Express employed over 48,000 staff worldwide per year end 2005 and is the first ever organisation to achieve global recognition as an Investor in People. The company reported revenues of € 4.4 billion in the first nine months of 2006. Operating income from TNT Express increased by 24.5% to € 407 million in the first nine months of 2006 compared to the same period in 2005. The TNT Express website is: http://www.tnt.com/express

3. TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 9 November 2006